
Sl8
Revolution in SocialFi
Made in Ukraine

INVEST IN **SL8 (CASSATOR CORP.)**

Sl8 is a CBDC ready social network, AI powered, based on Stellar DLT where people meet new money

sl8.online Lewes, DE Technology Blockchain & Web3

Highlights

1. $450K in Revenue ('23), 120% YoY growth, $910K in Revenue ('24)
2. Community Growth: SI8: 500K Users, 260K MAU. X.com: 215K followers, Telegram: 185K followers
3. The YoY user-base growth from March 2024 (60k users) to March 2025 (500k users) is about 600%
4. Stellar Ecosystem Impact: SSLX is currently the #4 asset on Stellar after XLM, USDC, and yXLM
5. Our users can send, receive, exchange money directly in social network, can donate, launch tokens
6. Users can earn a percentage of spending from those who sign up with SI8 via referral links or codes
7. Users can become SI8 Brand Ambassadors by promoting SI8 on other social networks and earn money
8. SI8 app is available on Google Play and App Store, and the SI8 web version has been launched

Featured Investor



Roman Ustymenko
Syndicate Lead

Follow

Invested $18,333

Roman Ustymenko is a Miami-based entrepreneur active in real estate and cosmetic import.

"I'm investing in SI8 because I genuinely believe they're building something the world needs — a social platform that respects privacy, empowers users financially, and isn't driven by intrusive ads or algorithms. In a world where social media feels increasingly toxic and exploitative, SI8 stands out as a breath of fresh air. Their vision of combining blockchain technology with real human connection is not just innovative — it's necessary. I've watched their community grow, the product evolve, and the leadership stay committed to the long game. The traction they've gained in such a short time shows this isn't just hype — it's momentum. I'm excited to support their journey as a Lead Investor and help bring their mission to life."

Our Team



Dmytro Ivanov CEO

Dmytro, CEO & Founder, breathed life into the idea of a selective subscription feature, birthing the concept of our innovative social network. Dmytro has steered the team towards success, embodying the spirit of entrepreneurship and leadership.



Jacky Shikerya CTO

Our CTO & Co-Founder has almost 30 years of programming experience. As it is now, he has built the backend of an entire working social network and created a Stellar based payment system including a huge number of services himself.



Maryna Rudenko CMO

Maryna. Our CMO & Co-Founder once made the "beginners" grow up. Responsibility, detail, clarity, systematic - this is not a complete list of what was introduced to the project from the early stages.



Olga Magaletska Chief Business Development Officer

Business Development Officer and Strategy Advisor with over 15 years of experience in leading complex projects and partnerships across crypto, corporate, and banking sectors. Executive MBA from the University of Chicago Booth School of Business.



Taras Shved Chief Infrastructure Officer

Director of Engineering with over 20 years of professional IT experience. DevOps/Solutions Architect with an extensive HCI and edge computing background. Expert in high availability, fault tolerance, storage, and virtualization.



Daria Tsepkova COO

Daria, COO. Must be fulfilled? Will be fulfilled. She can find and manage anything, even delicate paint for unicorn wings. And it will be the best paint. She has excellent managerial skills in teams with different time schedules and a wide variety of tas

Sl8 — Invest in the Future of Social Media

Welcome to Sl8.online, the next-generation SocialFi platform merging social networking with blockchain-based financial empowerment. Our mission is to redefine how people interact, monetize content, and connect in the digital era. With Sl8, social media is no longer about extracting user data—it's about empowering users with control, privacy, and the ability to earn directly from their engagement.

The traditional social platforms profit from users' data while limiting their control. Sl8 flips the script, offering the ads free environment where our users can take full control of their news feed, their content monetization, and have a freedom to manage their funds powered by the distributed ledger technology.



Connecting People
Wallet
$20,347.92
Jake Clarke
Stellar
Home
Invite
Discovery
Wallet
Vouchers
Statistics
Stellar Community
Settings
Sign Out

Empowering Change

What is Slate (Sl8)?

Sl8 redefines the concept of social media by integrating blockchain technology with user-first principles. It's a platform where users are empowered to control their data, connect meaningfully, and earn directly from their interactions. Unlike traditional platforms, Sl8 offers a decentralized and ad-free experience, fostering a space where every user is valued, not exploited.

The first SocialFi platform built on Stellar. Redefining how you connect, earn, and interact.

At its core, Sl8 bridges the gap between social networking and financial empowerment. By leveraging Stellar's Distributed Ledger Technology (DLT), Sl8 delivers instant, zero-cost transactions and enhanced privacy features. Whether it's sending funds globally or building communities, Sl8 enables users to thrive in a transparent and fair ecosystem.

Social

- Customizable News Feeds
- Data Ownership
- Moderation System

Mass Adopted

- User-Friendly Interface
- Global Accessibility
- User-Friendly Interface

Technological

- Crystal-Clear Transparency
- Built on Stellar Ledger
- Enchanced Privacy Features

Bankless

- Instant Money Transfer
- Zero Transaction Cost
- Real-Time Conversion

Why Invest in Sl8.online?

Sl8 opens up possibilities for content creators, enabling users to earn from interactions, support others, and launch tokens. Powered by Stellar's Distributed Ledger Technology (DLT), Sl8 ensures low fees and lightning-fast transactions. Unlike traditional social media, which profits from user data, Sl8 prioritizes privacy, transparency, and decentralization, giving users control over their presence and rewards.

> **Say goodbye to invasive platforms. Sl8 delivers privacy, transparency, and time rewards.**

At the core of Sl8's ecosystem is the SSLX token, driving economic activity within the platform and beyond. From micropayments to content monetization, the SSLX token powers a thriving decentralized economy. Listed on major exchanges like WhiteBit and Coinstore, SSLX connects users to global markets, enhancing accessibility and reach. By combining blockchain technology with a community-driven approach, Sl8 redefines how we connect, earn, and interact.

Building the Future of SocialFi Together

FREE

Empowering Global Users

Zero-fee, instant transactions for seamless global financial access

Ad-Free Interactions

Enjoy meaningful, algorithm-free experiences that respect your time

Future-Proof and Compliant

Built to align with MiCA regulations, ensuring stability and growth

SSLX-Driven Ecosystem

SLX tokens fuel a thriving economy, supporting creators and communities

Market Opportunity

The global social networking market is projected to reach $1.2 trillion by 2030, with blockchain solutions leading the way. Sl8 combines these booming industries, offering a SocialFi experience that harnesses the potential of Web3 technologies.


$1.2T
Global Market Opportunity

Why Now?

At the core of Sl8's ecosystem is the SSLX token, driving economic activity within the platform and beyond. From micropayments to content monetization, the SSLX token powers a thriving decentralized economy.

Take control of your data, protect your privacy, and earn rewards for your engagement.

Listed on major exchanges like WhiteBit, XT, and Coinstore, SSLX connects users to global markets, enhancing accessibility and reach. By combining blockchain technology with a community-driven approach, Sl8 redefines how we connect, earn, and interact.


Your Data
Belongs to You


Your Time
Is Rewarded


Your Interactions
Are Meaningful

Exclusive Investor Rewards

We value our early supporters. That's why every investor in Sl8 will receive special in-platform bonuses and recognition — both virtual and physical.

Tier 1: $100+ Investment

• Sl8 Virtual Badge

A collectible digital badge displayed in your Sl8 profile, recognizing your support.

• Token Voucher

Receive 1,000 SSLX tokens — usable for likes and other activities within the Sl8 platform. No lock-up period.

• 1-Year Premium Subscription (Plan M)

Includes verified user status, virtual "M" badge, +1% on staking and liquidity pools.

Tier 2: $1,000+ Investment

• Digital + Physical Silver Badge

A silver-tier badge in your profile, plus a real silver badge shipped to your address.

• Token Voucher

10,000 SSLX tokens (no lock-up), redeemable for likes and other platform activities.

• 1-Year Premium Subscription (Plan W)

All benefits of Plan M plus: +2% staking rewards, increased liquidity bonuses.

Tier 3: $10,000+ Investment

- Digital + Physical Gold Badge

A gold-tier badge in your profile, plus a gold-plated physical badge shipped to you.

- Token Voucher

100,000 SSLX tokens (no lock-up), usable for Sl8 engagement.

- 1-Year Premium Subscription (Plan D)

Includes advanced features: verified status, early-unlock and resale of new staking positions.

- Exclusive Zoom Call

30-minute private 1:1 Zoom meeting with the CEO of Sl8.

Tier 4: $100,000+ Investment

- Top Investor Badge

Gold-tier badge in your profile plus a 10g physical gold badge delivered globally.

- Token Voucher

1,000,000 SSLX tokens (no lock-up), usable across Sl8.

- 1-Year Premium Subscription (Plan H)

Top-tier benefits: +8% rewards, resale/early-unlock of any staking.

- Private Dinner with the CEO

A 60-minute in-person dinner with the Sl8 CEO within the U.S., scheduled ~1 month after campaign close.


Virtual and real
investor badge
Sl8
TOP
INVESTOR

What's Next?

By investing in Sl8 through Wefunder, you're joining a groundbreaking journey to reshape social media and finance. This is your chance to support a platform that puts users first, combining blockchain technology with meaningful interactions to create a more transparent and rewarding digital space.

Every milestone we achieve builds on our vision to empower users globally. From launching innovative features to enhancing infrastructure and expanding our community, Sl8 is driving the evolution of social networking and financial empowerment.

Doubling Stellar Nodes

Strengthening decentralization while
enhancing performance and transaction speed



Global Expansion

Launching new features, integrating innovative
tools, and aiming for listings on top 10 exchanges

Scaling the Ecosystem

Growing the network of users, creators,
and businesses with innovative tools and features

Premium Subscriptions on Sl8: Unlock Enhanced Access and Exclusive Rewards

As a Sl8 investor, you'll gain access to Premium Membership — a powerful way to elevate your in-app experience and increase your earning potential. There are four premium tiers, each named by time-based pricing and offering progressively more advanced features:

Plan M

Ideal for everyday users looking for enhanced interaction.

Benefits:

- Verified user status
- Unique animated "M" badge on your Sl8 profile
- +1% annual bonus on new staking rewards
- +1% annual bonus on liquidity pools

Plan W

Perfect for active users seeking better returns and visibility.

Includes everything in Plan M, plus:

- "W" Premium Badge
- +2% annual bonus on new staking
- +2% bonus on liquidity pools

Plan D

Tailored for power users and community contributors.

Includes all previous benefits, plus:

- “D” Premium Badge
- +4% staking APY and +4% liquidity pool bonus
- KYC users unlock resale of new staking positions (10% platform fee)
- Early unstaking of new staking positions available (30% fee)

Plan H

The highest-level premium for top-tier users and investors.

Includes all previous benefits, plus:

- “H” Premium Badge
- +8% APY bonus on new staking & liquidity pools

KYC users can:

- Resell any staking positions (20% fee)
- Unstake any positions early (40% fee)

MWDH
Premium
subscriptions